UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

( Amendment No.     )*

Global Blue Group Holding AG

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

H33700107

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Michael Wolfson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York NY 10017

(212) 455-2000

August 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. H33700107	Page 2 of 15

1.	Names of Reporting Persons. Global Blue Holding L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,312,649(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,312,649(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,312,649(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6%(2)
14.	Type of Reporting Person (See Instructions) PN

(1) Includes (a) 35,964,521 ordinary shares of the Issuer (“Ordinary Shares”), (b) 2,701,935 warrants of the Issuer (“Global Blue Warrants”) exercisable for 2,701,935 Ordinary Shares, and (c) 6,646,193 Series A preferred shares of the Issuer (“Series A Preferred Shares”) that are convertible into 6,646,193 Ordinary Shares. See Item 5.

(2) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Item 5.

CUSIP NO. H33700107	Page 3 of 15

1.	Names of Reporting Persons. SL Globetrotter, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 116,535,974(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 116,535,974(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,535,974(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(1) Includes (a) 93,879,851 Ordinary Shares, (b) 6,548,415 Global Blue Warrants exercisable for the issuance of 6,548,415 Ordinary Shares, and (c) 16,107,708 Series A Preferred Shares that are convertible into 16,107,708 Ordinary Shares. See Item 5.

(2) Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

CUSIP NO. H33700107	Page 4 of 15

1.	Names of Reporting Persons. SL Globetrotter GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 161,848,623(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 161,848,623(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,848,623(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.0%
14.	Type of Reporting Person (See Instructions) CO

(1) Includes (a) 129,844,372 Ordinary Shares, (b) 9,250,350 Global Blue Warrants exercisable for the issuance of 9,250,350 Ordinary Shares, and (c) 22,753,901 Series A Preferred Shares that are convertible into 22,753,901 Ordinary Shares. See Item 5.

(2) Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

CUSIP NO. H33700107	Page 5 of 15

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 161,848,623(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 161,848,623(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,848,623(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.0%
14.	Type of Reporting Person (See Instructions) PN

(1) Includes (a) 129,844,372 Ordinary Shares, (b) 9,250,350 Global Blue Warrants exercisable for the issuance of 9,250,350 Ordinary Shares, and (c) 22,753,901 Series A Preferred Shares that are convertible into 22,753,901 Ordinary Shares. See Item 5.

(2) Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

CUSIP NO. H33700107	Page 6 of 15

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 161,848,623(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 161,848,623(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,848,623(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.0%
14.	Type of Reporting Person (See Instructions) CO

(1) Includes (a) 129,844,372 Ordinary Shares, (b) 9,250,350 Global Blue Warrants exercisable for the issuance of 9,250,350 Ordinary Shares, and (c) 22,753,901 Series A Preferred Shares that are convertible into 22,753,901 Ordinary Shares. See Item 5.

(2) Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares (the “Ordinary Shares”) of Global Blue Group Holding AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (the “Issuer”), with its registered office in Zürichstrasse 38, 8306 Brüttisellen, Switzerland.

Item 2. Identity and Background

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(1)	Global Blue Holding L.P., an exempted limited partnership organized under Cayman Islands law (“Cayman Holdings”),

(2)	SL Globetrotter, L.P., an exempted limited partnership organized under Cayman Islands law (“Globetrotter”),

(3)	SL Globetrotter GP, Ltd., an exempted company incorporated under Cayman Islands law (“Globetrotter GP”),

(4)	Silver Lake Technology Associates III Cayman, L.P., an exempted limited partnership organized under Cayman Islands law (“SLTA III Cayman”), and

(5)	Silver Lake (Offshore) AIV GP III, Ltd., an exempted company incorporated under Cayman Islands law.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c). The general partner of each of Cayman Holdings and Globetrotter is Globetrotter GP. The sole shareholder of Globetrotter GP is SLTA III Cayman. The general partner of SLTA III Cayman is SL III Offshore Ltd. Certain information concerning the identity and background of each of the directors of SL III Offshore Ltd and Globetrotter GP is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

The principal business of Cayman Holdings and Globetrotter is to hold and/or invest in securities. The principal business of Globetrotter GP is to serve as the general partner of Cayman Holdings and Globetrotter. The principal business of SLTA III Cayman is to serve as the sole shareholder of Globetrotter GP and to manage investments through other partnerships and limited liability companies. The principal business of SL III Offshore Ltd is to serve as the general partner of SLTA III Cayman and to manage investments through other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(d) and (e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On January 16, 2020, Far Point Acquisition Corporation, a publicly traded Delaware corporation (“FPAC”), Globetrotter, the Issuer, Global Blue US Holdco LLC (“US Holdco”), Global Blue US Merger Sub Inc. (“US Merger Sub”), Cayman Holdings, the individuals named therein (the “Management Sellers” and, together with Globetrotter and Cayman Holdings, the “Seller Parties”), Global Blue Group AG, Thomas W. Farley, solely in his capacity as the FPAC Shareholders’ Representative (“FPAC Shareholders’ Representative”), and the other parties identified therein, entered into the Agreement and Plan of Merger, dated as of January 16, 2020 (the “Merger Agreement”). Pursuant to the Merger Agreement: (1) the Seller Parties agreed to undertake a series of transactions pursuant to which they would sell, exchange and contribute the ordinary shares of Global Blue Group AG for a mix of cash (the “Cash Consideration”) and Ordinary Shares of the Issuer, and in certain circumstances preferred shares (the “Series A Preferred Shares”) of the Issuer (together, the “Share Consideration”); and (2) US Merger Sub, a wholly-owned indirect subsidiary of the Issuer, would merge with and into FPAC, with FPAC being the surviving corporation in the merger and a wholly-owned indirect subsidiary of the Issuer following the merger (the “Merger”). As part of the transactions described above, in accordance with the Merger Agreement, a newly formed, wholly owned subsidiary of the Issuer, organized as a Swiss GmbH (“New GmbH”) would acquire all of the outstanding ordinary shares of Global Blue Group AG, either directly from the Seller Parties, or as a contribution from the Issuer of ordinary shares of Global Blue Group AG acquired by it, and Global Blue Group AG would become a wholly owned subsidiary of New GmbH (the transactions described above, collectively, the “Business Combination”). The Business Combination was consummated on August 28, 2020.

Pursuant to the terms of the Business Combination, Globetrotter contributed shares of Global Blue Group AG held by it in exchange for 82,888,417 Ordinary Shares and 16,107,708 Series A Preferred Shares of the Issuer (“Series A Preferred Shares”). Pursuant to the terms of the Business Combination, Cayman Holdings contributed shares of Global Blue Group AG held by it in exchange for 34,200,560 Ordinary Shares and 6,646,193 Series A Preferred Shares. Pursuant to the terms of the Business Combination, Globetrotter also received 6,716,294 Ordinary Shares upon conversion of the same number of shares of Class A common stock of FPAC held by it immediately prior to the Merger.

Additionally, pursuant to the Letter Agreements (the “August Agreements”), dated August 15, 2020, by and among Globetrotter, the Issuer, Global Blue Group AG, US Holdco, US Merger Sub, Cayman Holdings and Jacques Stern, solely in his capacity as the Management Representative (collectively the “GB Seller Parties”) and, solely for the purposes noted therein, Silver Lake Partners III Cayman (AIV III), L.P., Silver Lake Technology Investors III Cayman, L.P., SL / PG Global Blue Co-Invest, L.P., SLTA III Cayman, SL III Offshore Ltd (collectively, the “Silver Lake Funds”) with (i) FPAC and (ii) the Backstop Provider, Far Point LLC (“Founder”), Third Point LLC, Third Point Ventures LLC and certain affiliates of Third Point LLC (the “TP Funds”), Founder transferred to Globetrotter all 6,376,179 Ordinary Shares of the Issuer received in respect of the Founder Shares pursuant to the Merger Agreement and all 9,766,667 FPAC private placement warrants (“Global Blue Warrants”), with the exception of 4,316,320 Founder Shares that were to be transferred to certain members of FPAC’s pre-Business Combination management.

The private placement warrants acquired by the Reporting Persons have an exercise price of $11.50 per share and become exercisable thirty (30) days after the Closing (subject to certain conditions) and will expire on the fifth anniversary of the Closing at 5:00 p.m. New York City time. For so long as such private placement warrants are held by the Reporting Persons or their permitted transferees, (i) such warrants (and any new Ordinary Shares issuable upon exercise thereof) will not be transferable, assignable or salable until 30 days after the Closing except in limited circumstances), (ii) such warrants will not be redeemable, and (iii) such warrants may be exercised on a cashless basis.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the securities reported herein for investment purposes.

Mr. Joseph Osnoss, a director of Globetrotter GP, currently serves as a member of the board of directors of the Issuer.

Although the Reporting Persons do not currently have any specific plan or proposal to acquire or dispose of Ordinary Shares, Series A Preferred Shares or Global Blue Warrants, to convert Series A Preferred Shares (except as otherwise described in this Schedule 13D) or exercise any Global Blue Warrants, to dispose of the Ordinary Shares issuable upon the conversion or exercise of Series A Preferred Shares or Global Blue Warrants, as applicable, except as described in this Schedule 13D, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional Ordinary Shares or securities convertible, exchangeable or exercisable for or into Ordinary Shares or dispose of any or all of the Issuer securities it holds (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring such Issuer securities to affiliated transferees, or entering into a total return swap, asset swap or repurchase transaction), depending upon an ongoing evaluation of its investment in the Issuer securities described herein, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Subject to the terms of the agreements described herein, the Reporting Persons may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell Issuer securities utilizing such registration statement.

Each Reporting Person, solely in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D. For example, the directors of the Issuer who are employees of the Reporting Persons’ affiliates have committed before Closing to using reasonable best efforts post-Closing to implement a plan to deliver value of at least $1.00 per Global Blue Warrant, which Globetrotter believes is in the interest of both shareholders and warrantholders alike.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons are a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 161,848,623 Ordinary Shares of the Issuer, which includes : (i) 35,964,521 Ordinary Shares held by Cayman Holdings, (ii) 2,701,935 Global Blue Warrants held directly by Cayman Holdings exercisable for 2,701,935 Ordinary Shares, (iii) 6,646,193 Series A Preferred Shares held directly by Cayman Holdings that are convertible into 6,646,193 Ordinary Shares, (iv) 93,879,851 Ordinary Shares held directly by Globetrotter, (v) 6,548,415 Global Blue Warrants held directly by Globetrotter that are exercisable for 6,548,415 Ordinary Shares, and (vi) 16,107,708 Series A Preferred Shares held directly by Globetrotter that are convertible into 16,107,708 Ordinary Shares, representing in the aggregate approximately 81.0% of the issued and outstanding Ordinary Shares of the Issuer calculated on the basis of Rule 13d-3 of the Exchange Act.

Calculations of beneficial ownership described herein are based on 167,824,796 Ordinary Shares outstanding as of August 28, 2020, as set forth in the Issuer’s Form 20-F filed on September 3, 2020 and take into account any Ordinary Shares issuable upon the exercise of Global Blue Warrants and/or the conversion of Series A Preferred Shares beneficially owned by each Reporting Person, as applicable.

By virtue of the agreements described further in Item 6 below, the Reporting Persons and certain parties thereto may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of any such group. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares that may be deemed to be beneficially owned by such parties.

Information with respect to the beneficial ownership of Ordinary Shares by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 are incorporated by reference in its entirety into this Item 6.

Relationship Agreement

On September 7, 2020, the Issuer, Globetrotter and Antfin (Hong Kong) Holding Limited (“Ant”) entered into a Second Amended and Restated Relationship Agreement (the “Relationship Agreement”). Pursuant to the terms of the Relationship Agreement, Globetrotter has the right to designate for nomination to the Board of Directors of the Issuer (the “Board”) three persons on behalf of itself, and Ant has the right to designate for nomination to the Board one person on behalf of itself. Globetrotter’s Board appointment rights taper off as its shareholdings reduce, such that: (i) if the combined shareholdings of Globetrotter, Partners Group (as defined below) and their Affiliates (excluding the Issuer) (collectively, the “SL Entities”) falls below 20% of the Ordinary Shares and Series A Preferred Shares (collectively, the “Voting Shares”), Globetrotter shall be entitled to nominate two Board members on behalf of themselves; (ii) if the combined holdings of the SL Entities falls below 10% of Voting Shares, Globetrotter shall only be entitled to nominate one Board member; and (iii) if the combined holdings of the SL Entities falls below 5% of Voting Shares, Globetrotter shall no longer be entitled to nominate a Board member. These reductions in Board appointment rights shall not apply to Globetrotter for the period of two years after the date of the closing of the Business Combination (the “Closing”), other than the reduction listed in (i), where Globetrotter’s shareholding falls below 20% of Voting Shares. In connection with the foregoing appointment rights, Globetrotter has separately agreed with funds affiliated with Partners Group (“Partners Group”) to appoint for nomination to the Issuer’s Board a person designated by Partners Group as one of Globetrotter’s nominated Board members, for so long as Partners Group maintains a certain level of direct or indirect ownership interest in the Issuer (see discussion below). If the combined holdings of Ant and its direct and indirect subsidiaries falls below 5% and/or any other conditions agreed upon between Ant and the Issuer ceased to be satisfied, Ant shall no longer have the right to nominate a Board Member.

For such time as the Board appointment rights apply, Globetrotter shall be entitled to designate a Board observer. For such time as the Board appointment rights apply to Globetrotter, Globetrotter may appoint an advisor to attend meetings (without participating in decision-making or voting) of the finance and audit committee of the Issuer.

Shareholders Agreement

On August 28, 2020, the Issuer, Globetrotter, Thomas W. Farley and certain managers identified therein entered into a Shareholders Agreement (the “Shareholders Agreement”).

The parties agreed that, subject to certain exceptions and conditions set forth therein, Thomas W. Farley will not transfer the 2,223,363 Ordinary Shares (out of the 4,316,321 Ordinary Shares received by Far Point LLC in respect of shares in FPAC pursuant to the Merger and transferred to Thomas W. Farley and other member of his group on the date of the Closing (the “Additional Founder Shares”)) for three years from the date of the Closing, unless the prior written consent of Globetrotter is received (the “Lock-up”).

The Lock-up is subject to certain exceptions, and will not restrict the transfer of Additional Founder Shares where such transfer is, inter alia: (i) in connection with the acceptance of a public takeover offer, tender offer, merger, or similar business combination that applies to the holders of all ordinary shares and is recommended by the board; or (ii) where required by law or governmental authority.

If Globetrotter or Cayman Holdings and/or their affiliates transfer any Ordinary Shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings) in a transaction that is not an SEC-registered offering pursuant to the Registration Rights Agreement (as defined below), the transferor(s) shall ensure that Thomas W. Farley and other members of his group shall have the right to participate in respect of the proportion of his Closing Common Shares (as defined below) then held as is equal to the proportion of Ordinary Shares (relative to its total holding of Ordinary Shares at the relevant time) as the transferor(s) propose to transfer for the same consideration per Additional Founder Shares and the Unrestricted Founder Shares (as defined below) (together, the “Closing Common Shares”) as being paid to the transferor(s) and on the same terms and conditions as apply to the proposed transfer, subject to certain exceptions described therein (The “Tag-Along Right”). The Tag-Along Right will not apply where Globetrotter or its affiliates exercise the Drag-Along Right (as defined below). If Globetrotter or Cayman Holdings and/or their affiliates transfer any Ordinary Shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings) in a transaction that is an SEC-registered offering pursuant to the Registration Rights Agreement, Globetrotter shall release from the Lock-up such number of the Additional Founder Shares determined in accordance with the below to enable Thomas W. Farley and any other member of his group to exercise his participation rights under the Registration Rights Agreement in respect of the same mix of Unrestricted Founder Shares and Additional Founder Shares had the Tag-Along Right applied.

If Globetrotter or an affiliate (which shall include Cayman Holdings for so long as it is controlled by Globetrotter GP or an affiliate of Globetrotter) proposes to effect a transfer of Ordinary Shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings), the transferor(s) will have the right to require Thomas W. Farley and the other members of his group to transfer (where practicable as part of the same transaction) the proportion of his Closing Common Shares then held as is equal to the proportion of Ordinary Shares (relative to its total holding of Ordinary Shares at the relevant time) as the transferor(s) propose to transfer for the same consideration per Closing Common Share as being paid to the transferor(s) and, where part of the same transaction, on the same terms and conditions as apply to the proposed transfer by the transferor(s), subject to certain exceptions described therein (the “Drag-Along Right”). If the transferor(s) are unable to structure the transfer of any Ordinary Shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings) to exercise the Drag-Along Right as part of the same transaction, it can compel Thomas W. Farley and the other members of his group to transfer the proportion of his and their Closing Common Shares then held as is equal to the proportion of Ordinary Shares (relative to its total holding of Ordinary Shares immediately prior to the relevant transaction) as the transferor(s) transferred pursuant to the transaction. If Thomas W. Farley or any member of his group defaults in transferring any of his Closing Common Shares pursuant to this paragraph, any officer of the transferor(s) is irrevocably authorized to execute all documents required to effect the transfer on his behalf. This paragraph will not apply if the transfer is effected by way of an SEC-registered offering pursuant to the Registration Rights Agreement.

If the Tag-Along Right or the Drag-Along Right are exercised at a time when Thomas W. Farley or any member of his group holds the 1,500,000 Ordinary Shares (out of the 4,316,321 Ordinary Shares received by Far Point LLC in respect of shares in FPAC pursuant to the Merger and transferred to Thomas W. Farley and others on the date of the Closing (the “Unrestricted Founder Shares”)), then at least 50% of the Closing Common Shares to be transferred under in connection with the Tag-Along Right or the Drag-Along Right must comprise Unrestricted Founder Shares or, if there are insufficient Unrestricted Founder Shares to comprise 50%, then such Closing Common Shares to be transferred must include all of the Unrestricted Founder Shares then held by Thomas W. Farley and his group taken as a whole, provided that, if the proportion of Unrestricted Founder Shares comprised in Closing Common Shares held by Thomas W. Farley and his group taken as a whole at the relevant time exceeds 50%, then such larger proportion of Closing Common Shares to be transferred must comprise Unrestricted Founder Shares. If Globetrotter or any of its affiliates transfers any Ordinary Shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings) by way of a transaction that is an SEC-registered offering pursuant to the Registration Rights Agreement, the number of the Additional Founder Shares to be released from the Lock-up will be the same number of Additional Founder Shares that Thomas W. Farley and his group would have been entitled to apply the Tag-Along Right to had the transaction not been an SEC-registered offering pursuant to the Registration Rights Agreement.

The Shareholders Agreement also includes a voting agreement by the shareholders to vote for directors nominated for appointment by Globetrotter and to give effect to the terms of the Series A Preferred Shares.

Management Shareholders Agreement

On January 16, 2020, the Issuer, Globetrotter, Cayman Holdings, Jacques Stern (in his capacity as Management Representative), and Partners Group entered into a Management Shareholders Agreement, as amended from time to time (the “Management Shareholders Agreement”). The Management Shareholders Agreement provides for, among other matters: (i) restrictions on the managers’ ability to transfer the Voting Shares issued to them, except in specified circumstances (such as if it is in the context of a manager leaving the employment of the Global Blue group); (ii) the managers’ rights to sell a proportion of their Voting Shares alongside Globetrotter when Globetrotter sells Voting Shares, in each case subject to certain qualifications and exceptions; and (iii) the repurchase of Voting Shares from managers who cease to be employees in circumstances where they are deemed to be “bad leavers”. These restrictions terminate on the earlier of (x) the fifth anniversary of closing of the Business Combination; and (y) the date falling one month after the date on which Globetrotter (or its permitted transferees) cease to hold legal and/or beneficial interest in any Voting Shares.

Registration Rights Agreement

On August 28, 2020, the Issuer, Third Point LLC, the Seller Parties and certain other parties thereto, including Thomas W. Farley, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the Ordinary Shares and other Issuer securities, including Global Blue Warrants and Series A Preferred Shares, received by such parties in connection with the Business Combination (the “Registrable Securities”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf-registration statement within forty-five (45) days of the closing of the Business Combination, subject to the ability to delay such filing under certain circumstances. Globetrotter and its affiliates and Third Point (collectively, the “Demand Shareholders”) are entitled from time-to-time to deliver to the Issuer take-down notices under the shelf registration statement stating their intent to sell Registrable Shares in an underwritten offering, which may be either a marketed or non-marketed underwritten offering. Under the Registration Rights Agreement, the Issuer will indemnify the holders of Registrable Securities and certain persons or entities related to them for certain losses.

Waiver Letter

On July 13, 2020, Globetrotter issued a waiver letter (on behalf of itself, Global Blue and the Seller Parties) (the “Waiver Letter”) to FPAC in connection with the transactions contemplated by the Merger Agreement, whereby, among other things, Globetrotter committed (on behalf of itself and the Seller Parties) after closing of the Business Combination to complete a cashless exchange of up to €50 million (determined based on the Exchange Rate as defined in the Merger Agreement) of Series A Preferred Shares for Ordinary Shares. Such cashless exchange is expected to be completed in the coming weeks.

Amended and Restated Investor Rights Agreement

On August 28, 2020, Globetrotter, Cayman Holdings, Partners Group, Globetrotter GP and the other parties thereto entered into an Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”). Pursuant to the terms of the Investor Rights Agreement, if Partners Group maintains certain ownership levels in Cayman Holdings, Globetrotter will appoint for nomination to the Issuer’s Board a person designated by Partners Group as one of Globetrotter’s nominated Board members pursuant to the terms of the Relationship Agreement. Additionally, each of Globetrotter and Partners Group agreed to vote any shares they control the voting over, if any (excluding Ordinary Shares received by Globetrotter or Partners Group pursuant to the Merger) for the nominees to the Board nominated by Globetrotter.

Antfin Letter Agreement

On January 10, 2020, Globetrotter entered into a letter agreement (the “Ant Letter Agreement”) with Ant. Pursuant to the Ant Letter Agreement, Globetrotter agreed that for a period of 18 months following the Closing, Globetrotter will not agree to transfer or transfer any of the Ordinary Shares held by it to certain persons identified by Globetrotter and Ant (each a “Relevant Person”) in a privately negotiated transaction between Globetrotter and such Relevant Person, unless Ant shall have been given a reasonable right to acquire such shares on terms taken as a whole no less favorable to Ant than those of the proposed transfer to the Relevant Person. The above agreement shall not apply to any public takeover offer, tender offer, merger, consolidation or similar business combination with any person in respect of a change of control that results in all holders of Ordinary Shares having the right to exchange their shares for cash, securities or other property, if required by law or governmental authority and to one or more of its affiliates.

Globetrotter also agreed not to vote its shares in favor of or otherwise support any issuance of Ordinary Shares to any Relevant Person in a privately negotiated private placement between the Issuer and such Relevant Person, unless Ant shall have been given a reasonable right to subscribe for and purchase such shares on terms taken as a whole no less favorable to Ant than those of the proposed issuance to the Relevant Person.

Ant Voting Agreement

On September 7, 2020, Globetrotter, Cayman Holdings and Ant entered into a Voting Agreement (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, the parties agreed to vote, among other things, so as to ensure that the composition of the Board complies with (and includes all of the requisite designees in accordance with) the Relationship Agreement and to give effect to the terms of the Series A Preferred Shares.

Ant Purchase Agreement

On January 15, 2020, Ant, Globetrotter and the Issuer entered into a Share Purchase and Contribution Agreement (the “Ant Purchase Agreement”). Pursuant to the terms of the Ant Purchase Agreement, except as set forth in such agreement, Ant agreed not to transfer any Ordinary Shares for 18 months following the Closing.

Conversion Agreement

On August 28, 2020, the Issuer, Globetrotter and Cayman Holdings entered into a Conversion Agreement (the “Conversion Agreement”) to govern the issuance and delivery of Ordinary Shares in exchange for Series A Preferred Shares from the holders of Series A Preferred Shares. The holders of Series A Preferred Shares are entitled to receive a preferred dividend in accordance with the articles of association of the Issuer. The Conversion Agreement sets the conversion ratio, of Ordinary Shares to be received in exchange for Series A Preferred Shares, as one-for-one, subject to certain adjustments.

The foregoing descriptions of each of the Relationship Agreement, Shareholders Agreement, Management Shareholders Agreement, Registration Rights Agreement, Waiver Letter, the Amended and Restated Investor Rights Agreement, the Ant Letter Agreement, the Ant Purchase Agreement and the Conversion Agreement are each qualified in their entirety by reference to such agreements, which are filed as exhibits to this Amendment and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.	Relationship Agreement.

C.	Shareholders Agreement (incorporated herein by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 6-K filed on August 31, 2020).

D.

Management Shareholders Agreement and Deed of Amendment (incorporated herein by reference from Exhibit 10.16 to the Issuer’s Registration Statement on Form F-4 filed on February 24, 2020 and Exhibit 10.3 to the Issuer’s Current Report on Form 6-K filed on August 31, 2020, respectively).

E.	Registration Rights Agreement (incorporated herein by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 6-K filed on August 31, 2020).

F.	Waiver Letter (incorporated herein by reference from Exhibit I to the Schedule 13D/A filed by the Reporting Persons with respect to FPAC on July 14, 2020).

G.	Investor Rights Agreement.

H.	Ant Letter Agreement.

I.	Ant Voting Agreement.

J.	Ant Purchase Agreement.

K.	Conversion Agreement (incorporated herein by reference from Exhibit 4.7 to the Issuer’s Report on Form 20-F filed on September 3, 2020).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2020

GLOBAL BLUE HOLDING L.P.

By:	SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SL GLOBETROTTER GP, LTD.

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.

By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director

SILVER LAKE (OFFSHORE) AIV GP III, LTD.

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Director

Annex A-1

The following sets forth the name and principal occupation of each of the directors of Silver Lake (Offshore) AIV GP III, Ltd., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation

Michael Bingle	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Andrew Schader	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Managing Director of Silver Lake Group, L.L.C.

Joe Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Managing Partner and Managing Director of Silver Lake Group, L.L.C.

Jason White	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock of the Issuer.

Annex A-2

The following sets forth the name and principal occupation of each of the directors of SL Globetrotter GP, Ltd., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.

Joe Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Managing Partner and Managing Director of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock of the Issuer.